Contact

www.linkedin.com/in/carrollmiles
(LinkedIn)

Top Skills

blockchain
Cryptocurrency
Start-ups

Languages

Canadian (Full Professional)
Chinese
German

Honors-Awards

NewVoiceMedia Presidents Club -
FY17

Miles Carroll

OPULOUS
Singapore

Summary

The most rewarding business moments have always been to surround ourselves by incredibly talented colleagues, delivering success for those we partner with in business, and giving back to the communities we support.

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Experience

Opulous
Co-Founder & COO
June 2019 - Present (3 years)
Singapore

Opulous is the first peer-to-peer Decentralised Finance for Music copyrights platform backed by real world assets.

https://opulous.org/

OMNYS
Co-Founder & CEO
June 2021 - Present (1 year)
Singapore

http://www.omnys.io/

CarteBlock
Managing Director
August 2018 - Present (3 years 10 months)
Singapore

Trias-lab Foundation
Advisor
August 2018 - May 2020 (1 year 10 months)
Beijing City, China

Kosmos Ventures
Managing Director

January 2017 - December 2019 (3 years)
Perth, Western Australia, Australia

NewVoiceMedia

.

January 2015 - March 2017 (2 years 3 months)
San Francisco Bay Area

Supporting Sales / Service teams by creating a unified experience.

Oracle

.

January 2014 - December 2014 (1 year)
San Francisco Bay Area

FeedMagnet

.

April 2011 - December 2013 (2 years 9 months)
Austin, Texas Area

Created fearsome image that lingers still today.

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Education

The University of Texas at Austin
Bachelor of Applied Science (B.S.)